SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
			      (Amendment No. 3)


                    Oppenheimer Multi-Sector Income Trust, Inc.
                                   (OMS)
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  683933105
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                                (CUSIP Number)

			        Paul E. Rasmussen
			         3300 IDS Center
			      80 South Eighth Street
			   Minneapolis, MN  55402-4130
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 683933105
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829
     See Exhibit 1 for schedule of affiliated entities.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

    	00 Cash deposited in investment accounts regarding which Sit Investment
         Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7.    SOLE VOTING POWER

   NUMBER OF              3,416,700 Shares
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   3,416,700 Shares
                    -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     3,416,700 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.69%
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14   TYPE OF REPORTING PERSON (See instructions)

  	IA
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Page 2 of 5

ITEM 1   Security and Issuer

       	 Common Stock
         Oppenheimer Multi-Sector Income Trust, Inc.
	 Oppenheimer Funds
	 Two World Financial Center
	 225 Liberty Street
	 New York, NY 10281-1008

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc. ("SIA")
            Eugene C. Sit, Chairman, CEO, and Chief Investment Officer Peter L. Mitchelson, President, Senior Investment Officer, and
                Director
            Michael C. Brilley, Sr. VP and Sr. Fixed Income Officer
            Roger J. Sit, Executive VP - Research & Investment Mgt.
            Paul E. Rasmussen, Vice President, Secretary
            Frederick R. Adler, Director
            Norman Bud Grossman, Director

         b) Incorporated in the State of Minnesota
	    3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or SIA has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or SIA has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.

ITEM 4   Purpose of Transaction

	Shares of the Issuer have been acquired and sold over a period of time beginning February 3, 2000, in the ordinary course of business as an investment manager for investment purposes.

	The shares of the Issuer have been trading at a significant discount to net asset value for much of the past several years. Sit Investment Associates, Inc. ("SIA") and its subsidiaries, Sit Investment Fixed
	Income Advisers, Inc. ("SIFIA"), and Sit Fixed Income Advisers II, LLC ("SFI") have determined that it is in the best interests of certain of their clients to seek to obtain the adoption of policies or strategies by the Issuer that would tend to reduce or eliminate the discount at which the shares of the Issuer will trade in the future, or that would otherwise enable shareholders to liquidate shares of the Issuer at the Issuer's net asset value. SIA, SIFIA and SFI otherwise do not seek to influence or control the management of the Issuer.

	SIA, SIFIA and SFI will continue to acquire and sell shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives discussed above.

ITEM 5   Interest in Securities of the Issuer

         a) As of March 9, 2005, Sit Investment Associates, Inc.
            ("SIA") and its affiliates own 3,416,700 shares that represents 11.69% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                      Shares       Percentage
        ----------------                            ---------     ---------
        SIA (client accounts)                       3,416,700	  11.69%
                                                     --------     -------
        Total Owned by SIA and Affiliated Entities  3,416,700     11.69%

         b) SIA has the sole power to vote and dispose of all of such shares.

	 c) Shares have been sold and acquired since February 18, 2005 as previously reported. Transactions (all open market transactions) effected since February 18, 2005 ranged in price from $9.39 to $9.34.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Sit Investment Associates, Inc. or its affiliates has entered into investment management agreements with each of its clients pursuant to which Sit Investment Associates, Inc. or its affiliates has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by Sit Investment Associates, Inc. and affiliates.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

------------------
March 9, 2005

Sit Investment Associates, Inc.
By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President


                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment Advisers:
        Sit Investment Fixed Income Advisors ("SIFIA")
	  Sit Fixed Income Advisors II, LLC ("SFI")
        Sit/Kim International Investment Associates, Inc.
        Sit/Kim International Investment Associates II, LLC

SIA is the Investment Advisor for fourteen mutual funds (the "Funds") which are comprised of seven registered investment companies, three of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following fourteen mutual funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    4)  Sit Money Market Fund, Inc.
    Sit Mutual Funds, Inc.
        5)   Sit International Growth Fund (series A)
        6)   Sit Balanced Fund (series B)
        7)   Sit Developing Markets Growth Fund (series C)
        8)   Sit Small Cap Growth fund (series D)
	9)   Sit Science and Technology Growth Fund (Series E)
	10)  Sit Dividend Growth Fund (Series G)
    Sit Mutual Funds II, Inc.
        11)  Sit Tax-Free Income Fund (series A)
        12)  Sit Minnesota Tax-Free Income Fund (series B)
	13)  Sit Bond Fund (series C)
    Sit Mutual Funds Trust
	14)  Sit Florida Tax-Free Income Fund (Series A)

Of the affiliated entities indicated above, only SIA (client accounts), SIFIA (client accounts) and SFI (client accounts) beneficially owned shares of the Oppenheimer Multi-Sector Income Trust, Inc. common stock as of March 9, 2005.